UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Applied Optoelectronics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03823U 10 2

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03823U 10 2

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Nancy Chang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 4,877

		6.	Shared Voting Power* 665,514

		7.	Sole Dispositive Power 4,877

		8.	Shared Dispositive Power* 665,514

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 670,391

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 5.31%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

CUSIP No. 03823U 10 2

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Robinhood II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power* 421,073

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power* 421,073

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 421,073

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 3.33%

12.	Type of Reporting Person (See Instructions) PN

*	See Item 4 below.

CUSIP No. 03823U 10 2

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Robinhood III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power* 244,441

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power* 244,441

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 244,441

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 1.94%

12.	Type of Reporting Person (See Instructions) PN

* See Item 4 below.

Item 1.
	(a)	Name of Issuer Applied Optoelectronics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 13115 Jess Pirtle Blvd. Sugar Land, TX 77478

Item 2.
	(a)	Name of Person(s) Filing Nancy Chang , Robinhood II, LP, and Robinhood III, LP,
	(b)	Address of Principal Business Office or, if none, Residence 101 Wescott St. #603, Houston, Texas 77007
	(c)	Citizenship United States (Nancy Chang); Delaware (Robinhood II, LP); Texas (Robinhood III, LP)
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 03823U 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power*	Number of Shares With Shared Voting and Dispositive Power*	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
Nancy Chang	4,877	665,514	670,391	5.31%
Robinhood II, LP	0	421,073	421,073	3.33%
Robinhood III, LP	0	244,441	244,441	1.94%

* Consists of (a) 421,073 shares held of record by Robinhood II, LP, (b) 244,441 shares held of record by Robinhood III, LP and (c) 4,877 shares held of record by Nancy T. Chang. Ms. Chang has the power to direct investments and/or has the sole power to vote the securities owned by Robinhood II, LP and Robinhood III, LP, as the sole beneficiary and president of the general partner of such entities.

**Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed by the Issuer with the Securities and Exchange Commission on November 14, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Robinhood II, LP

By:	/s/ Nancy Chang
Name:	Nancy Chang
Title:	Authorized Signatory

Robinhood III, LP

By:	/s/ Nancy Chang
Name:	Nancy Chang
Title:	Authorized Signatory

By:	/s/ Nancy Chang
Name:	Nancy Chang

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